UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D*

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

FORBION EUROPEAN ACQUISITION CORP.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G3619H 102

(CUSIP Number)

Forbion Growth Sponsor FEAC I B.V.
Gooimeer 2-35
1411 DC Naarden
The Netherlands

Tel: +31 356 993 000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3619H 102	Schedule 13D

1.	Name of the Reporting Person Forbion Growth Sponsor FEAC I B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,162,500 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,162,500 (1)
11.	Aggregate Amount Beneficially Owned by the Reporting Person 3,162,500 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.00% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	See Item 4 below. Forbion Growth Sponsor FEAC I B.V. (the “Sponsor”) owns 3,162,500 Class B Ordinary Shares (the “Founder Shares”) of Forbion European Acquisition Corp. (the “Issuer”), which are automatically convertible into Issuer’s Class A Ordinary Shares as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-261308, which was declared effective by the Securities and Exchange Commission (the “SEC”) on December 9, 2021 (the “Registration Statement”)). Forbion Growth Opportunities Fund I Cooperatief U.A. (“Forbion Cooperatief”) wholly owns the Sponsor and therefore the Sponsor shares the voting and investment power over the Founder Shares with Forbion Cooperatief and, indirectly, with Forbion Cooperatief’s sole director, Forbion Growth Management B.V. (“Forbion Management”), which exercises voting and investment power through its investment committee (the “Investment Committee”), consisting of S. Slootweg, M. A. van Osch, G. J. Mulder, V. van Houten, D.A.F. Kersten, N.L. Luneborg, W.S.J. Joustra and J.M. Bos. None of the members of the Investment Committee has individual voting and investment power with respect to the Founder Shares, and each such member disclaims beneficial ownership of such shares except to the extent of his or her proportionate pecuniary interest therein.

(2)	The calculation assumes that there is a total of 15,812,500 of the Issuer’s Class A Ordinary Shares outstanding, which is the sum of (i) 12,650,000 Class A Ordinary Shares of the Issuer outstanding as of January 24, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed with the SEC on January 24, 2022 (the “Report”), and (ii) 3,162,500 Class A Ordinary Shares of the Issuer issuable upon conversion of the Founder Shares held by the Sponsor.

CUSIP No. G3619H 102	Schedule 13D

1.	Name of the Reporting Person Forbion Growth Opportunities Fund I Cooperatief U.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by the Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,162,500 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,162,500 (1)
11.	Aggregate Amount Beneficially Owned by the Reporting Person 5,162,500 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.7% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	See Item 4 below. Consists of (i) 2,000,000 of the Issuer’s Class A Ordinary Shares underlying the Units purchased by Forbion Cooperatief in the Issuer’s initial public offering and (ii) the Founder Shares held by the Sponsor, which are automatically convertible into the Issuer’s Class A Ordinary Shares as more fully described under the heading “Description of Securities – Founder Shares” in the Registration Statement (the securities referred to in (i) and (ii) are hereinafter collectively referred to as the “Shares”). Forbion Cooperatief wholly owns the Sponsor and therefore the Sponsor and Forbion Cooperatief have shared voting and investment power over the Founder Shares held by the Sponsor. Forbion Management is the sole director of Forbion Cooperatief and therefore shares voting and investment power (i) with Forbion Cooperatief over the 2,000,000 Class A Ordinary Shares of the Issuer underlying the Units held by Forbion Cooperatief and (ii) with Forbion Cooperatief and, indirectly, the Sponsor, over the Founder Shares held by the Sponsor. Forbion Management exercises voting and investment power through its Investment Committee. None of the members of the Investment Committee has individual voting and investment power with respect to the Shares, and each such member disclaims beneficial ownership of the Shares except to the extent of his or her proportionate pecuniary interest therein.

(2)	The calculation assumes that there is a total of 15,812,500 of the Issuer’s Class A Ordinary Shares outstanding, which is the sum of (i) 12,650,000 Class A Ordinary Shares of the Issuer outstanding as of January 24, 2022, as reported in the Report, and (ii) 3,162,500 Class A Ordinary Shares of the Issuer issuable upon conversion of the Founder Shares held by the Sponsor.

CUSIP No. G3619H 102	Schedule 13D

1.	Name of the Reporting Person Forbion Growth Management B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by the Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,162,500 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,162,500 (1)
11.	Aggregate Amount Beneficially Owned by the Reporting Person 5,162,500 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.7% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	See Item 4 below. Consists of (i) 2,000,000 of the Issuer’s Class A Ordinary Shares underlying the Units purchased by Forbion Cooperatief in the Issuer’s initial public offering and (ii) the Founder Shares held by the Sponsor, which are automatically convertible into the Issuer’s Class A Ordinary Shares as more fully described under the heading “Description of Securities – Founder Shares” in the Registration Statement. Forbion Cooperatief wholly owns the Sponsor and therefore the Sponsor and Forbion Cooperatief have shared voting and investment power over the Founder Shares of the Issuer held by the Sponsor. Forbion Management is the sole director of Forbion Cooperatief and therefore shares voting and investment power (i) with Forbion Cooperatief over the 2,000,000 Class A Ordinary Shares of the Issuer underlying the Units held by Forbion Cooperatief and (ii) with Forbion Cooperatief and, indirectly, the Sponsor, over the Founder Shares held by the Sponsor. Forbion Management exercises voting and investment power through its Investment Committee. None of the members of the Investment Committee has individual voting and investment power with respect to the Shares, and each such member disclaims beneficial ownership of the Shares except to the extent of his or her proportionate pecuniary interest therein.

(2)	The calculation assumes that there is a total of 15,812,500 of the Issuer’s Class A Ordinary Shares outstanding, which is the sum of (i) 12,650,000 Class A Ordinary Shares of the Issuer outstanding as of January 24, 2022, as reported in the Report, and (ii) 3,162,500 Class A Ordinary Shares of the Issuer issuable upon conversion of the Founder Shares held by the Sponsor.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Ordinary Shares (the “Class A Ordinary Shares”), par value $0.0001 per share, of Forbion European Acquisition Corp. (the “Issuer”). The address of the Issuer’s principal executive office is 4001 Kennett Pike, Suite 302, Wilmington, Delaware 19807, United States of America. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (b), (c) and (f)

This Schedule 13D is being filed by the following persons: (i) Forbion Growth Sponsor FEAC I B.V., a private limited liability company incorporated in the Netherlands (the “Sponsor”), (ii) Forbion Growth Opportunities Fund I Cooperatief U.A., a cooperative association (coöperatie) with exempted liability incorporated in the Netherlands (“Forbion Cooperatief”), and (iii) Forbion Growth Management B.V., a private limited liability company incorporated in the Netherlands (“Forbion Management”). Each of the foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal place of business for each of the Reporting Persons is: c/o Forbion Capital Partners, Gooimeer 2-35, 1411 DC Naarden, The Netherlands.

The Sponsor’s principal business is to act as the Issuer’s sponsor. Forbion Cooperatief owns 100% of the Sponsor and its principal business is to provide holding and financing services for the Forbion Growth Group. Forbion Management is the sole director of Forbion Cooperatief and its principal business is to provide management services to the Forbion Growth Group.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of the Sponsor, Forbion Cooperatief and Forbion Management is set forth on Schedule A.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 of the cover page and Item 4 below is incorporated by reference into this Item 3 as applicable.

The funds for the acquisition of the 3,162,500 Founder Shares by the Sponsor and for the acquisition of the 2,000,000 Units by Forbion Cooperatief were provided by Forbion Growth Opportunities Fund I C.V., an entity affiliated with the Sponsor and Forbion Cooperatief.

ITEM 4.	PURPOSE OF TRANSACTION.

Founder Shares

On August 12, 2021, Forbion European Sponsor LLP paid $25,000, or approximately $0.009 per share, in consideration for 2,875,000 Class B Ordinary Shares of the Issuer, par value $0.0001. On November 23, 2021, Forbion European Sponsor LLP transferred 2,875,000 Class B Ordinary Shares of the Issuer to the Sponsor in

exchange for $25,000, or approximately $0.009 per share. On December 9, 2021, the Issuer issued an additional 287,500 Class B Ordinary Shares (together with the 2,875,000 Class B Ordinary Shares of the Issuer, the “Founder Shares”) to the Sponsor resulting from a 1.1 for 1 share dividend. Prior to the Issuer’s initial business combination, only holders of Class B Ordinary Shares will be able to vote on the appointment of directors and on the relocation of the Issuer to a jurisdiction outside the Cayman Islands.

As described in the Issuer’s registration statement on Form S-1 (File No. 333-261308, which was declared effective by the SEC on December 9, 2021 (the “Registration Statement”)) under the heading “Description of Securities – Founder Shares,” the Founder Shares will automatically be converted into Class A Ordinary Shares at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments described therein and have no expiration date.

Units

In connection with the Issuer’s initial public offering, Forbion Cooperatief purchased 2,000,000 of the Issuer’s Units at a purchase price of $10.0 per Unit. Each Unit consists of one Class A Ordinary Share and one-third of one warrant (the “Public Warrants”), each whole Public Warrant entitling the holder to purchase one Class A Ordinary Share at $11.50 per share (as described more fully in the Registration Statement). The Public Warrants will become exercisable 30 days after the completion of the Issuer’s initial business combination, and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described in the Registration Statement. Subject to the terms and conditions described in the Registration Statement, the Issuer may redeem the Public Warrants for cash once the Public Warrants become exercisable.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described in the Registration Statement, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Private Placement Warrants

Simultaneously with the closing of the Issuer’s initial public offering, the Sponsor purchased an aggregate of 4,700,000 Private Placement Warrants of the Issuer (5,195,000 Private Placement Warrants of the Issuer when the underwriters’ over-allotment option was fully exercised on December 15, 2021), each exercisable to purchase one Class A Ordinary Share at $11.50 per share, at a price of $1.50 per Private Placement Warrant of the Issuer (the “Private Placement Warrants”). The sale of the Private Placement Warrants in connection with the Issuer’s initial public offering and subsequent over-allotment option exercise generated gross proceeds to the Issuer of $7,792,500. The Private Placement Warrants are not be transferable, assignable or salable (and the Class A Ordinary Shares issuable upon exercise of the Private Placement Warrants are not be transferable, assignable or salable until 30 days after the completion of the Issuer’s initial business combination), except as described in the Registration Statement under “Principal Shareholders—Transfers of Founder Shares and Private Placement Warrants.”

If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants are redeemable by the Issuer in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the Units of the Issuer sold in the Issuer’s initial public offering. Any amendment to the terms of the Private Placement Warrants or any provision of the warrant agreement with respect to the Private Placement Warrants require a vote of holders of at least 50% of the number of the then outstanding Private Placement Warrants.

Except as set forth in this Item 4, to the knowledge of the Reporting Persons, none of the persons listed on Schedule A has any plans or proposals which relate to or would result in any of the actions specified in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

1. 3,162,500 Founder Shares. As of the date hereof, the Sponsor may be deemed to beneficially own the 3,162,500 Founder Shares, representing 20.0% of the Issuer’s total Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding. The Founder Shares are automatically convertible into Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities – Founder Shares” in the Registration Statement.

J.M. Bos, C. Lesser, S. Slootweg and W.S.J. Joustra are directors of the Sponsor and have shared voting and investment discretion with respect to the Founder Shares and may be deemed to have indirect shared beneficial ownership of the Founder Shares held by the Sponsor. M. Bos, C. Lesser, S. Slootweg and W.S.J. Joustra each disclaims beneficial ownership over the Founder Shares except to the extent of his proportionate pecuniary interest therein.

Forbion Cooperatief wholly owns the Sponsor and therefore the Sponsor shares the voting and investment power over the Founder Shares held by it with Forbion Cooperatief and, indirectly, with Forbion Cooperatief’s sole director, Forbion Management, which exercises voting and investment power through its investment committee (the “Investment Committee”), consisting of S. Slootweg, M. A. van Osch, G. J. Mulder, V. van Houten, D.A.F. Kersten, N.L. Luneborg, W.S.J. Joustra and J.M. Bos. None of the members of the Investment Committee has individual voting and investment power with respect to the Founder Shares, and each such member disclaims beneficial ownership of such shares except to the extent of his or her proportionate pecuniary interest therein.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Founder Shares.

2. 2,000,000 Units. As of the date hereof, Forbion Cooperatief may be deemed to beneficially own 2,000,000 of the Issuer’s Units, each consisting of one Class A Ordinary Share and one-third of one Public Warrant. Forbion Management is the sole director of Forbion Cooperatief and therefore shares voting and investment power with Forbion Cooperatief over the 2,000,000 Class A Ordinary Shares of the Issuer underlying the Units purchased by Forbion Cooperatief. Forbion Management exercises voting and investment power through its Investment Committee. None of the members of the Investment Committee has individual voting and investment power with respect to the 2,000,000 Class A Ordinary Shares, and each such member disclaims beneficial ownership of such shares except to the extent of his or her proportionate pecuniary interest therein.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Class A Ordinary Shares.

(c) Information with respect to all transactions in the securities of the Issuer by the Reporting Persons and, to the knowledge of the Reporting Persons, by the persons named in Schedule A, that were effected during the past sixty days is set forth herein, as well as in Item 4 and 6 which are incorporated by reference into this Item 5.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3, 4 and 5 are incorporated by reference into this Item 6 as applicable.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Purchase Agreement

In connection with the organization of the Issuer, on August 12, 2021, Forbion European Sponsor LLP paid $25,000, or approximately $0.009 per share, in consideration for 2,875,000 Class B Ordinary Shares of the Issuer, par value $0.0001. Pursuant to a securities purchase agreement dated November 23, 2021, between the Issuer, Forbion European Sponsor LLP and the Sponsor (the “Securities Purchase Agreement”), Forbion European Sponsor LLP transferred 2,875,000 Class B Ordinary Shares of the Issuer to the Sponsor on November 23, 2021 in exchange for $25,000, or approximately $0.009 per share. On December 9, 2021, the Issuer issued an additional 287,500 Class B Ordinary Shares to the Sponsor resulting from a 1.1 for 1 share dividend. Prior to the Issuer’s initial business combination, only holders of Class B Ordinary Shares will be able to vote on the appointment of directors and on the relocation of the Issuer to a jurisdiction outside the Cayman Islands.

The description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a form of which is filed as Exhibit 10.7 to the Registration Statement and as Exhibit 1 hereto.

Letter Agreement

On December 9, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor, and the Issuer’s directors and officers. Pursuant to the Letter Agreement, the Sponsor, and the Issuer’s directors and officers have each agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination.

Pursuant to the Letter Agreement, the Sponsor and the officers and directors have agreed not to transfer any Founder Shares (or shares of Class A Ordinary Shares issuable upon conversion thereof) until the earliest of  (A) one year after the completion of our initial business combination, or (B) subsequent to our initial business combination, (x) if the closing price of our Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s public shareholders having the right to exchange their ordinary shares for cash, securities or other property, and (ii) any of their Private Placement Warrants and Class A Ordinary Shares issued upon conversion or exercise thereof until 30 days after the completion of our initial business combination.

The Letter Agreement provides exceptions pursuant to which the Sponsor can transfer such shares to certain permitted transferees as further described in the Letter Agreement. Under the Letter Agreement, neither the Private Placement Warrants nor the securities underlying such warrants may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.

Under the Letter Agreement, the Sponsor, and officers and directors also agreed they will not propose any amendment to the Issuer’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Issuer’s obligation to redeem Class A Ordinary Shares underlying the Units sold in the Issuer’s initial public offering if the Issuer does not complete a business combination within 18 months from the closing of the Issuer’s initial public offering (or up to 24 months from the closing of the Issuer’s initial public offering if the period of time to consummate a business combination is extended in the manner described in the Registration Statement) unless the Issuer provides its public shareholders with the opportunity to redeem their shares upon approval of any such amendment.

Under the Letter Agreement, the Sponsor, and the officers and directors agreed to waive, with respect to any shares of the Class A Ordinary Shares held by them, any redemption rights it may have in connection with the consummation of a business combination transaction, including, without limitation, any such rights available in the context of a shareholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of the Class A Ordinary Shares.

The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.25 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a form of which is filed as Exhibit 10.8 to the Registration Statement and as Exhibit 2 hereto.

Warrant Agreement

On December 9, 2021, the Issuer entered into a warrant agreement (the “Warrant Agreement”), with Continental Stock Transfer & Trust Company, as warrant agent. Each whole warrant entitles the holder to purchase one Class A Ordinary Share of the Issuer at an exercise price of $11.50 per share, subject to adjustment as provided in the Warrant Agreement, beginning on the date that is 30 days after the first date on which the Issuer completes its initial business combination. The warrants will expire at 5:00 p.m., New York City time, five years after the date on which the Issuer completes its initial business combination, or earlier upon redemption or liquidation. Once the warrants are exercisable, the Issuer may call them for redemption under certain circumstances, as described in the Warrant Agreement.

The summary of such Warrant Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a form of which is filed as Exhibit 4.4 to the Registration Statement and as Exhibit 3 hereto.

Private Placement Warrants Purchase Agreement

Simultaneously with the closing of the Issuer’s initial public offering, the Sponsor purchased an aggregate of 4,700,000 Private Placement Warrants of the Issuer (5,195,000 Private Placement Warrants of the Issuer when the underwriters’ over-allotment option was fully exercised on December 15, 2021), each exercisable to purchase one Class A Ordinary Share at $11.50 per share, at a price of $1.50 per Private Placement Warrant of the Issuer. The sale of the Private Placement Warrants in connection with the Issuer’s initial public offering and subsequent over-allotment option exercise generated gross proceeds to the Issuer of $7,792,500. The Private Placement Warrants and the underlying securities are subject to a lock up provision, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Letter Agreement.

The summary of such Private Placement Warrants Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a form of which is filed as Exhibit 10.3 to the Registration Statement and as Exhibit 4 hereto.

Registration and Shareholder Rights Agreement

On December 9, 2021, in connection with the Issuer’s initial public offering, the Issuer and the Sponsor entered into a registration and shareholder rights agreement, pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act (as defined therein) and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the Holders have the right to include their securities in other registration statements filed by the Issuer. In addition, upon consummation of the Issuer’s initial business combination, the Sponsor has the right to nominate three individuals for election to the Issuer’s board of directors.

The summary of this registration and shareholder rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a form of which is filed as Exhibit 10.2 to the Registration Statement and as Exhibit 5 hereto.

Forward Purchase Agreements

The Issuer has entered into two forward purchase agreements with the Sponsor, pursuant to which the Sponsor has agreed to purchase (1) an aggregate of 1,000,000 Class A Ordinary Shares for $10.00 per share, or an aggregate amount of $10,000,000 and (2) in addition, an aggregate of up to 1,000,000 Class A Ordinary Shares for $10.00 per share, or an aggregate maximum amount of up to $10,000,000, in each case in a private placement that may close simultaneously with the closing of the Issuer’s initial business combination.

The summary of these forward purchase agreements contained herein is qualified in its entirety by reference to the full text of these agreements, forms of which are filed as Exhibits 10.10 and 10.11 to the Registration Statement and as Exhibits 6 and 7 hereto.

Except as described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons listed on Schedule A, or between such persons and any other person, with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Securities Purchase Agreement, dated November 23, 2021, between the Issuer, Forbion European Sponsor LLP and the Sponsor (previously filed and incorporated by reference to Exhibit 10.7 to the Registration Statement (file No. File No. 333-261308)).
Exhibit 2	Form of Letter Agreement between the Issuer, the Sponsor and each director and executive officer of the Issuer (previously filed and incorporated by reference to Exhibit 10.8 to the Registration Statement (file No. File No. 333-261308)).
Exhibit 3	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Issuer (previously filed and incorporated by reference to Exhibit 4.4 to the Registration Statement (file No. File No. 333-261308)).
Exhibit 4	Form of Private Placement Warrant Purchase Agreement between the Issuer and the Sponsor (previously filed and incorporated by reference to Exhibit 10.3 to the Registration Statement (file No. File No. 333-261308)).
Exhibit 5	Form of Registration and Shareholder Rights Agreement among the Issuer and the Sponsor (previously filed and incorporated by reference to Exhibit 10.2 to the Registration Statement (file No. File No. 333-261308)).
Exhibit 6	Forward Purchase Agreement between the Issuer and the Sponsor (previously filed and incorporated by reference to Exhibit 10.10 to the Registration Statement (file No. File No. 333-261308)).
Exhibit 7	Forward Purchase Agreement between the Issuer and the Sponsor (previously filed and incorporated by reference to Exhibit 10.11 to the Registration Statement (file No. File No. 333-261308)).
Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2022

Forbion Growth Sponsor FEAC I B.V.

By:	/s/ Sander Slootweg
Sander Slootweg, Director

By:	/s/ Wouter Joustra
Wouter Joustra, Director

Forbion Growth Opportunities Fund I Cooperatief U.A.

By:	/s/ Sander Slootweg
Sander Slootweg, on behalf of Forbion Growth Management B.V., Director

By:	/s/ Wouter Joustra
Wouter Joustra, on behalf of Forbion Growth Management B.V., Director

Forbion Growth Management B.V.

By:	/s/ Sander Slootweg
Sander Slootweg, Director

By:	/s/ Wouter Joustra
Wouter Joustra, Director

SCHEDULE A

CERTAIN INFORMATION CONCERNING DIRECTORS AND EXECUTIVE

OFFICERS OF THE REPORTING PERSONS

Directors and Executive Officers of the Sponsor. The following table sets forth the name and present principal occupation or employment for each director and each executive officer of the Sponsor. Each of the individuals listed below is employed by the Sponsor, which has a principal business address of 2 Gooimeer 2-35, 1411 DC Naarden, the Netherlands. Each such individual is a citizen of the Netherlands.

Name	Present Principal Occupation or Employment
J.M. Bos	Director
C. Lesser	Director
S. Slootweg	Director
W.S.J. Joustra	Director

Directors and Executive Officers of Forbion Cooperatief. The following table sets forth the name and present principal occupation or employment for each director and each executive officer of Forbion Cooperatief. The entity listed below is incorporated in the Netherlands and has a principal business address of 2 Gooimeer 2-35, 1411 DC Naarden, the Netherlands.

Name	Present Principal Occupation or Employment
Forbion Growth Management B.V.	Director

Directors and Executive Officers of Forbion Management. The following table sets forth the name and present principal occupation or employment for each director and each executive officer of Forbion Management. Each of the individuals listed below is employed by Forbion Management, which has a principal business address of 2 Gooimeer 2-35, 1411 DC Naarden, The Netherlands. Each such individual is a citizen of the Netherlands, except for N.L. Luneborg, who is a citizen of Denmark.

Name	Present Principal Occupation or Employment
S. Slootweg	Director
M. A. van Osch	Director
G. J. Mulder	Director
V. van Houten	Director
D.A.F. Kersten	Director
N.L. Luneborg	Director
W.S.J. Joustra	Director
J.M. Bos	Director